Exhibit 99.5

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

February 27, 2014	NR 5 - 2014

Avrupa and Antofagasta intersect copper-rich VMS in Pyrite Belt, Portugal

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First greenfields discovery of massive sulfide mineralization in 20 years in the Iberian Pyrite Belt

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10.85 meters of massive and semi-massive/stockwork sulfide mineralization grading 1.81% Cu, 2.57% Pb, 4.38% Zn, 0.13% Sn, and 75.27 ppm Ag

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Including 7.95 meters @ 2.21% Cu, 3.05% Pb, 4.82% Zn, 0.15% Sn, 89.8 ppm Ag

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Followed by 2.90 meters @ 0.71% Cu, 1.27% Pb, 3.17% Zn, 0.092% Sn, 35.4 ppm Ag

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Avrupa and Antofagasta sign an amended Joint Venture Agreement

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that recent drilling at Sesmarias South in the Alvalade Joint Venture project, located in the Pyrite Belt of southern Portugal, intersected copper-bearing massive and semi-massive sulfide mineralization.  The Alvalade Project is operated by Avrupa and funded by a wholly-owned subsidiary of Antofagasta plc (“Antofagasta”).  As previously reported, Antofagasta has earned-in to 51% of the project with total funding of US$4.3 million.  Since the beginning of the project, the partners have drilled 28 holes and nearly 12,250 meters in all phases of drilling around the project area.

The discovery of massive sulfide mineralization occurred in the second drill hole at the new Sesmarias South target area, which is covered by approximately 100 meters of young cover sediments that completely obscure visual sighting of the target rocks.  Sesmarias South is located approximately seven kilometers south of the past-producing Lousal Mine and 50 kilometers northwest of Lundin Mining’s Neves Corvo Mine, along the Neves Corvo trend of the Iberian Pyrite Belt in Portugal.  The discovery is the first greenfields success in the Pyrite Belt of both Portugal and Spain since 1994.

The mineralized intercept in SES002 totals 16.85 meters, as described in the table below.  The intercept includes a zone of massive sulfide mineralization, then underlain by a zone of semi-massive sulfides and strong stockwork sulfide veining.  There follows a narrow shear zone, which is, in turn, underlain by a further zone of strong alteration with anomalous disseminated and stockwork sulfide mineralization.  The analytical results for each of the three zones follow:

SULFIDE TYPE	FROM	TO	TOTAL	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive	151.65	159.60	7.95	2.21	89.8	3.05	4.82	0.15	0.084
Semi-massive/stockwork	159.60	162.50	2.90	0.71	35.45	1.27	3.17	0.092	0.051
TOTAL			10.85	1.81	75.27	2.57	4.38	0.13	0.075
	FROM	TO	TOTAL	Cu ppm	Ag ppm	Pb ppm	Zn ppm	---	Co ppm
Weak/moderate stockwork	162.50	168.50	6.00	4514	10.57	1886	4838	---	528

Follow-up drilling at Sesmarias South will commence on March 1st.  Up to three holes are initially planned in order to determine the orientation of the potential mineralized body, which is totally blind from the surface.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “The discovery of the Sesmarias South mineralization is really and truly an exciting event!  This is the first greenfields VMS intersect the Pyrite Belt in 20 years.  This discovery of massive sulfide mineralization is the result of three years of study, drilling, re-study, more drilling, reliance on the still-evolving structural and geological model for mineralization in the Pyrite Belt, full dedication from both the Avrupa and Antofagasta teams, and a willingness by Antofagasta to continue the necessary funding for the program.  We are looking forward to the start of the follow-up drilling at Sesmarias, as well as continued first-pass exploration in our other target areas.”

In addition to the Sesmarias South success the Alvalade JV partners have also signed an amended Joint Venture Agreement (JVA) which allows for more interim funding by Antofagasta, an expanded time frame in which to get to a feasibility study decision, and a means for Avrupa to be carried to production, if there is a production decision to be made for the project.  The amended agreement carries the following terms (in summary):

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After due diligence, exploration funding of US$ 300,000 (completed),

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Antofagasta must spend US$ 4 million on exploration to earn-in to 51% of the joint venture (Option 1 completed).

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To earn a further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$ 2 million exploration by December 31, 2015 (Option 2 underway).

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To earn a further 5% of the JV (for an aggregate total of 65%), Antofagasta must prepare, fund, and deliver a Preliminary Economic Assessment on a project within the JV area by December 31, 2017 (Option 3).

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To earn a further 10% of the JV (for an aggregate total of 75%), Antofagasta must prepare, fund, and deliver a Feasibility Study on a project within the JV area by December 31, 2022 (Option 4).

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And to earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must fund 100% of all work programs during this phase and make a Development Decision within one year of the Option 4 exercise date (Option 5).

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Antofagasta will carry Avrupa through to production, and Avrupa will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

Notes on analytical methods and quality control.  All samples were sent to the ALS Chemex sample preparation facility in Seville, Spain.  Chemex shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland.  In the main sulfide zone from 151.65 to 162.50 meters, total copper, silver, lead, zinc, and cobalt results were obtained using a metals’ extraction method developed specifically for analysis of massive sulfide mineralization.  This includes metals’ digestion by strong oxidizing agents, followed by analysis using the industry-standard technique of inductively coupled plasma – atomic emission spectroscopy (ICP-AES).  Total tin results were obtained using a lithium borate fusion with the addition of a strong oxidizing agent, and followed by x-ray fluorescence (XRF) analysis.  In the lower anomalous zone from 162.50 to 168.50 meters, all metals’ results were obtained using a four-acid digestion, followed by ICP-AES analysis for near-total results in all metals with the exception of tin, which was not re-analyzed due to low levels.  In addition to ALS Chemex quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own normal, internal QAQC from results generated by the systematic inclusion of certified reference materials, blank samples and field duplicate samples. The analytical results from the quality control samples in the SES002 work order have been evaluated, and conform to industry best practice standards.

Antofagasta plc is listed on the London Stock Exchange, is a constituent of the FTSE-100 Index, and has significant mining interests in Chile.  Antofagasta plc operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2013 was 721,200 tonnes of copper, 9,000 tonnes of molybdenum, and 293,800 ounces of gold.  Antofagasta plc also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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